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FEDDERS CORPORATION ANNOUNCES COMMENCEMENT OF
TENDER OFFER FOR TRION, INC.

      Liberty Corner, NJ - July 15, 1999 - Fedders Corporation (NYSE: FJA &
FJC), a global air conditioning company, announced today that TI Acquisition Corp., an indirect wholly owned subsidiary, has commenced a cash tender offer to purchase all of the outstanding shares of Trion, Inc. (NASDAQ: TRON) at a price of $5.50 per share.

      The offer is being made pursuant to the previously announced merger agreement among Fedders Corporation, TI Acquisition Corp. and Trion, Inc. The offer is conditioned upon the tender of at least 80.0% of the shares of Trion common stock outstanding on a fully diluted basis, certain regulatory filings and other customary conditions. The offer and withdrawal rights are scheduled to expire at 12:00 mid night, New York City time, on Wednesday, August 11, 1999, unless the offer is extended. TM Capital Corp. is acting as the Dealer Manager and D.F. King & Co., Inc. is acting as the Information Agent in connection with the offer.

      Trion, a world leader in the indoor air quality industry, manufactures and sells a broad line of high-performance products that improve indoor air quality in cleanrooms, industrial/commercial and residential environments. Their extensive line of products includes electronic air cleaners, HEPA & ULPA filters, humidifiers and dust collectors.

      Visit the Fedders investor information website at www.FEDDERS.com to access additional information on Fedders including annual reports, SEC filings and special reports.

      This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which is being mailed to stockholders today. Additional copies can be obtained by contacting the Dealer Manager at (212) 809-1360 (call collect) or the Information Agent at (800) 769-1414.